Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Landmark Community Bank

Commission File Number: 000-06253

June 7, 2021, Email from Landmark Community Bank to Its Associates

[SUBJECT]

Landmark Community Bank Announcement

[BODY]

Landmark Team,

I have an important and exciting announcement to share with all of you. Landmark Community Bank has entered into a definitive agreement and plan of merger with Simmons First National Corporation and Simmons Bank. Under the agreement, Landmark will merge with and into Simmons Bank, subject to certain terms and conditions, including, among other things, approval of the transaction by Landmark’s shareholders and regulatory approval. We expect the transaction to close in the fourth quarter of this year, at which time Landmark Community Bank will officially become a part of the Simmons Bank organization.

Along with our new partnership, Simmons has entered a similar agreement to acquire Memphis-based Triumph Bancshares, Inc., parent company of Triumph Bank. Our combined strengths is anticipated to catapult our organizations into the position of a top-10 largest bank in Tennessee (ranked 9th based on deposit market share) while vaulting our rankings in Memphis from 35th to 6th and in Nashville from 20th to 15th. Furthermore, this partnership with Simmons aligns with our goals to ensure that each and every customer receives an exceptional experience and – ultimately – the support they need to become and remain highly successful.

I want to personally thank you for what you have accomplished – as a team you built an organization that Simmons and others recognized as a very valuable enterprise. In doing so, you admirably honored your commitment to our organization. You can always be proud of what was built here and will become a meaningful component of the future Simmons culture.

The process to join our organization with Simmons is not instantaneous. There are still many things to do. While the public announcement of the acquisition occurs today, June 7, 2021, the transaction is not expected to officially close until later this year following shareholder and regulatory approval. In the meantime, our goal is to continue to operate with the same excellence that we always have, and I am confident that we have Simmons’ support in this effort. Landmark customers are counting on us to continue our commitment to their financial well-being. Based on everything we have learned about Simmons, our customers can expect this same dedication to service during the transition and beyond.

Simmons is, in many ways, an ideal match for Landmark Community Bank. The Simmons banking model has small-town roots and remains community-based and customer-focused. A publicly traded company with access to widespread investor capital, Simmons has grown to more than $23 billion in assets with approximately 200 branches in six states (as of March 31, 2021). Their commitment to Tennessee has recently made headlines via the Simmons Bank Open in Middle Tennessee last month and the December 2020 opening of the Simmons Bank Ag Center at the Union City-based Discovery Park of America. Further, the Simmons organization shares Landmark’s mission to help those around us succeed by offering customized, innovative solutions for those we serve.

While this partnership represents a significant change for our company, I feel very optimistic about the future of this combined financial services organization. For now, you can expect many aspects of the Landmark Community Bank culture, which are shared in the Simmons culture, to support us through this transition. I’d like to close by sharing with you an attached welcome message and video from Simmons First National Corporation’s CEO, George Makris, Jr.

Sincerely,

Jake Farrell

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.